Prospectus Supplement No. 6 (to Prospectus dated February 10, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-268972

413,412,112 Shares of Class A Common Stock

Up to 157,210,985 Shares of Class A Common Stock

Issuable Upon Exercise of the Warrants and Conversion of the SPA Notes

Up to 111,131 Private Warrants

This prospectus supplement updates and supplements the prospectus dated February 10, 2023, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-268972) (as supplemented to date, the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 9, 2023 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of (i) 27,733,421 shares of the Class A common stock, par value $0.0001 per share, of Faraday Future Intelligent Electric Inc. (“FFIE” and such Class A common stock, the “Class A Common Stock”) originally purchased in the PIPE Financing (as defined in the Prospectus) by certain of the Selling Securityholders at a purchase price of $10.00 per share, (ii) 213,366 Founder Shares (as defined below) by certain of the Selling Securityholders previously acquired by our predecessor’s sponsor at an effective purchase price of $0.0043 per share, (iii) 170,131 shares of Class A Common Stock issued to designees of EarlyBirdCapital, Inc. as underwriters’ compensation in connection with the initial public offering of Property Solutions Acquisition Corp. (“PSAC”) at an effective purchase price of $0.0041 per share, (iv) 586,000 shares of Class A Common Stock issued on July 22, 2022 as consideration for consulting and advisory services pursuant to an omnibus transaction services fee agreement and acknowledgement, as amended, with Riverside Management Group in connection with the Business Combination (as defined in the Prospectus), (v) 86,395,848 shares of Class A Common Stock originally issued to Season Smart Limited (“Season Smart”) and Founding Future Creditors Trust as consideration in connection with the Business Combination at a per share value of $10.00 per share, (vi) 64,000,588 shares of Class A Common Stock underlying the shares of FFIE’s Class B common stock, par value $0.0001 per share originally issued to FF Top Holding LLC (“FF Top”) as consideration in connection with the Business Combination at a per share value of $10.00 per share, (vii) 21,263,758 Earnout Shares not currently beneficially owned that Season Smart, FF Top and certain FF executives have the contingent right to receive pursuant to the Merger Agreement, (viii) 150,322 shares of Class A Common Stock issued to certain FF executives in satisfaction of deferred compensation owed by FF to such FF executives prior to the closing of the Business Combination, (ix) 484,856 shares of Class A Common Stock issued to certain FF executives upon such FF executives’ exercise of options, (x) 54,252 shares of Class A Common Stock issued to Chui Tin Mok upon closing of the Business Combination in satisfaction of his related party note payable, (xi) 4,923,072 shares of Class A Common Stock issued upon exercise of certain warrants issued in a private placement to certain institutional investors pursuant to a Second Amended and Restated Note Purchase Agreement, dated October 9, 2020 (as amended from time to time, the “NPA,” and such warrants, the “ATW NPA Warrants”), and (xii) 182,376,970 shares of Class A Common Stock issued upon conversion of certain convertible notes and 25,059,528 shares of Class A Common Stock issued upon exercise of certain warrants, in each case issued in a private placement to certain institutional investors pursuant to a Securities Purchase Agreement, dated as of August 14, 2022, as amended on September 23, 2022 (the “SPA”), pursuant to the Joinder and Amendment Agreement to the SPA (the “Joinder”), dated as of September 25, 2022, pursuant to the Limited Consent and Third Amendment to the SPA (the “Third Amendment”), dated as of October 24, 2022, pursuant to the Limited Consent and Amendment to the SPA (the “Fourth Amendment”), dated as of November 8, 2022, pursuant to the Letter Agreement and Amendment to the SPA (the “Senyun Amendment”), dated as of December 28, 2022, pursuant to the Limited Consent and Amendment No. 5 (the “Fifth Amendment”), dated as of January 25, 2023, and pursuant to the Amendment No. 6 to Securities Purchase Agreement (the “Sixth Amendment”), dated as of February 3, 2023 (such notes and warrants under the SPA and Joinder, the “SPA Notes” and the “SPA Warrants”).

 The Prospectus also relates to the offer and sale from time to time by the Selling Securityholders of up to 111,131 warrants (the “Private Warrants”), all of which were included in the private units purchased by our predecessor’s sponsor and EarlyBirdCapital, Inc. in connection with the initial public offering of PSAC at a price of $10.00 per unit.

 The Prospectus also relates to the issuance by us, and the offer and sale from time to time by the Selling Securityholders, of up to an aggregate of 157,210,985 shares of Class A Common Stock which consists of (i) 111,131 shares of Class A Common Stock that are issuable upon the exercise of the Private Warrants, (ii) 23,540,988 shares of Class A Common Stock that are issuable upon the exercise of the 23,540,988 warrants (the “Public Warrants”) originally issued in the initial public offering of PSAC (or otherwise originally included in the private units purchased in connection with the initial public offering of PSAC, and subsequently sold), (iii) 23,508,563 shares of Class A Common Stock issuable upon exercise of NPA Warrants, and (iv) 90,409,839 shares of Class A Common Stock issuable upon conversion of SPA Notes and 19,640,464 shares of Class A Common Stock issuable upon exercise of SPA Warrants.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock and our Public Warrants are listed on The Nasdaq Stock Market (“Nasdaq”), under the symbols “FFIE” and “FFIEW.” On March 9, 2023, the closing price of our Class A Common Stock was $0.5282 per share and the closing price of our Public Warrants was $0.1215 per Public Warrant.

See the section entitled “Risk Factors” beginning on page 22 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 10, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 9, 2023

Faraday Future Intelligent Electric Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39395	84-4720320
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18455 S. Figueroa Street Gardena, CA	90248
(Address of principal executive offices)	(Zip Code)

(424) 276-7616

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FFIE	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	FFIEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02. Unregistered Sales of Equity Securities.

On March 9, 2023, Faraday Future Intelligent Electric Inc. (the “Company”) commenced a private placement offering to its stockholders that are accredited investors (each, a “Qualified Participant”) by delivering a letter to these stockholders attached as Exhibit 10.1, inviting them to provide indications of interest to participate in such private placement. In connection with such private placement, the Company is also in communication with certain new and existing institutional investors regarding an additional private placement targeting an aggregate investment amount of up to $50 million.

The securities issuable under these private placements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company is relying on the private placement exemption from registration provided by Section 4(a)(2) of the Securities Act and by Rule 506(c) of Regulation D promulgated thereunder by the Securities and Exchange Commission (the “SEC”).

The offer and sale of the securities in the private placements will be made solely to the Qualified Participants and certain other institutional investors. The Company will accept subscriptions for such securities only from accredited investors who have submitted appropriate supporting documentation verifying their accredited investor status in accordance with Rule 506(c).

Item 7.01. Regulation FD Disclosure

On March 9, 2023, the Company issued a press release announcing the commencement of the private placements. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Important factors, among others, that may affect actual results or outcomes include whether the Amended Shareholder Agreement between the Company and FF Top Holding LLC, dated as of January 13, 2023, complies with the listing requirements of The Nasdaq Stock Market LLC; the market performance of the shares of the Company’s common stock; the Company’s ability to regain compliance with, and thereafter continue to comply with, the Nasdaq listing requirements; the Company’s ability to satisfy the conditions precedent and close on the various financings previously disclosed by the Company, the private placements and any future financings, the failure of any of which could result in the Company seeking protection under the Bankruptcy Code; the Company’s ability to amend its certificate of incorporation to permit sufficient authorized shares to be issued in connection with the Company’s existing and contemplated financings; whether the Company and the City of Huanggang could agree on definitive documents to effectuate the non-binding Cooperation Framework Agreement; the Company’s ability to remain in compliance with its public filing requirements under the Securities Exchange Act of 1934, as amended; the outcome of the SEC investigation relating to the matters that were the subject of the Special Committee investigation and other litigation involving the Company; the Company’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; the Company’s estimates of the size of the markets for its vehicles and cost to bring those vehicles to market; the rate and degree of market acceptance of the Company’s vehicles; the success of other competing manufacturers; the performance and security of the Company’s vehicles; potential litigation involving the Company; the result of future financing efforts and general economic and market conditions impacting demand for the Company’s products; recent cost, headcount and salary reduction actions may not be sufficient or may not achieve their expected results; and the ability of the Company to attract and retain directors and employees. Additionally, the Company may not enter into definitive documentation in connection with the private placements. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form S-1 filed on February 13, 2023, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Participant Solicitation

The Company and its directors and executive officers and certain Company investors and their representatives may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the proposals in the Proxy Statement. Information about the directors and executive officers of the Company, such investors and their representatives and their ownership is set forth in the Company’s filings with the SEC, including the Proxy Statement. These documents can be obtained free of charge from the sources specified above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this Current Report on Form 8-K:

No.	Description of Exhibits
10.1	Letter to Stockholders dated as of March 9, 2023
99.1	Press Release dated March 9, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FARADAY FUTURE INTELLIGENT ELECTRIC INC.

Date:	March 9, 2023	By:	/s/ Yun Han
		Name:	Yun Han
		Title:	Interim Chief Financial Officer and Chief Accounting Officer

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Exhibit 10.1

Dear FFIE Stockholder,

Thank you for your continued trust and support.  At Faraday Future Intelligent Electric Inc. (“Company” or “FFIE”), our current key focus is on the upcoming delivery of our Ultimate Intelligent TechLuxury product, the FF 91 Futurist.  With the most recent financing commitment of $135 million, we are fulfilling our pledge in our December 15, 2022 Global Business Update and are confident in our start of production (“SOP”) by March 30, 2023 assuming timely receipt of financing from our investors. The Company also expects to begin deliveries of the FF 91 Futurist vehicles by the end of April 2023, assuming timely receipt of financing from our investors and timely supply of parts from our vendors. We believe that this $135 million commitment, along with $370 million in committed funding from other investors, including our Standby Equity Purchase Agreement with Yorkville Advisors which are all subject to certain conditions, as well as up to $160 million in additional optional financings from existing investors provide the Company with sufficient capital to ramp production well beyond Q2 2023.

To further strengthen our balance sheet and fund our production ramp, we are currently finalizing an additional $50 million raise. We have already received non-binding indications of interest from investors for nearly the full amount. Many of you have previously indicated an interest to invest. In response to these requests, we would like to invite accredited investors1 this opportunity to invest alongside our other investors at this exciting turning point, as the company marches towards FF 91 SOP.

We expect once we start production and delivery of the FF 91 Futurist vehicles, our cost of capital will drop considerably as we continue to hit milestones and generate revenue.

If you are a current FFIE stockholder, an accredited investor and this is something you are interested in exploring, please email us at: IR@ff.com so that we can enter into a temporary confidentiality agreement to present additional information regarding this offering. We ask you to give us an indication of your interested investment amount by no later than March 15, 2023.

FFIE is immensely grateful to its stockholders for their unwavering trust and appreciate their continued support. In the past few months, we have taken steps to strengthen our board and management, and we are dedicated to ensuring the best interests of our stakeholders. These efforts demonstrate our commitment to our promises as the Company establishes a strong foundation to achieve the ultimate goal of generating value for its stakeholders.

FF is the pioneer of the Ultimate Intelligent TechLuxury ultra spire market in the intelligent EV era, and a disruptor of the traditional ultra-luxury car civilization.

FF is not just an EV company, but also a software-driven company of intelligent internet AI product. Ultimately, FF aims to become a User Company by offering a shared intelligent electric mobility ecosystem.

[1]	https://www.law.cornell.edu/cfr/text/17/230.501.

We envision the growth of FF in three phases:

Our Phase 1 goal is to deliver the FF 91 Futurist Alliance, FF 91 Futurist and FF 91 to our global ultra spire users with high quality and high product power, thereby disrupting traditional ultra-luxury brands, and ultimately becoming the top leader in the global spire user market. We are in the process of developing our 5-year business plan. The Company’s goal is to create a profitable business with operating cashflow breakeven in 2025.

As we introduce more upcoming vehicle models, the user ecosystem will begin to take shape and we expect that our hardware revenues will grow, and the eco revenues, which include internet apps, software, and sharing, will also grow as well. Our Phase 2 goal is to establish ourselves as a major player in the high-value user market.

During Phase 3, FF intends to sustain the growth of its hardware revenues and eco revenues, which we believe will constitute an increasingly substantial portion of the overall profit.

Competing with Ferrari, Maybach, Rolls Royce, and Bentley as the only next-gen Ultimate Intelligent TechLuxury EV product, the FF 91 Futurist offers a unique and intelligent EV experience with extreme technology and an ultimate user experience. The FF 91 Futurist is undergoing a series of final vehicle validation and testing before production and delivery in the coming months. Among them, the FF 91 Futurist is certified at an EPA range of 381 miles, which is the longest EPA range among electric crossovers and SUVs in the world and nearly 50-70 miles more range than similar competitors. With a 0-60 mph time of just 2.27 seconds, the FF 91 Futurist beats nearly all competitors in the ultra-luxury market segment. Currently, we are making every effort to prepare for FF 91 Futurist production based on a detailed production plan at our FF ieFactory California. At the same time, we will continue to promote the efficient implementation of FFIE’s US-China dual-home market and dual-DNA strategy to ensure our success in both of these two major global markets.

Once again, thank you for your trust, support, and faith in us. Stay tuned for further updates from us and we look forward to continuing our partnership with you for many years to come.

Sincerely,

/s/ Xuefeng (“XF”) Chen	/s/ YT Jia
Xuefeng (“XF”) Chen Global Chief Executive Officer	YT Jia Founder and Chief Product and User Ecosystem Officer

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NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This communication includes “forward looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements, which include, among other things, statements regarding potential securities offerings, the anticipated start of production (SOP) and delivery timing for our FF 91 Futurist vehicle, additional funding and timing for receipt thereof and FF stockholder approval of certain financings previously announced by the Company, are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include whether the Company can enter into binding definitive documentation with investors related to potential securities offerings; whether the Amended Shareholder Agreement between the Company and FF Top, dated as of January 13, 2023, complies with the listing requirements of The Nasdaq Stock Market LLC, the market performance of the shares of the Company’s common stock; the Company’s ability to regain compliance with, and thereafter continue to comply with, the Nasdaq listing requirements; the Company’s ability to satisfy the conditions precedent and close on the various financings previously disclosed by the Company and any future financings, the failure of any of which could result in the Company seeking protection under the Bankruptcy Code; the Company’s ability to amend its certificate of incorporation to permit sufficient authorized shares to be issued in connection with the Company’s existing and contemplated financings; whether the Company and the City of Huanggang could agree on definitive documents to effectuate the non-binding Cooperation Framework Agreement; the Company’s ability to remain in compliance with its public filing requirements under the Securities Exchange Act of 1934, as amended; the outcome of the SEC investigation relating to the matters that were the subject of the Special Committee investigation and other litigation involving the Company; the Company’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; the Company’s estimates of the size of the markets for its vehicles and cost to bring those vehicles to market; the rate and degree of market acceptance of the Company’s vehicles; the success of other competing manufacturers; the performance and security of the Company’s vehicles; potential litigation involving the Company; the result of future financing efforts and general economic and market conditions impacting demand for the Company’s products; recent cost, headcount and salary reduction actions may not be sufficient or may not achieve their expected results; and the ability of the Company to attract and retain directors and employees. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form S-1 filed on February 13, 2023, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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